# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: The OLB Group, Inc., CIK 0001314196
CUSIP: 67086U406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1120 Avenue of the Americas,, 4th Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0001807237
Persons authorized to receive notices and communications: Patrick Smith, c/o The OLB Group, Inc.,, 1120 Avenue of the Americas, 4th Floor, New York, New York (NY), 10036, (212) 278-0900

## Reporting persons
- Patrick Smith (CIK 0001807237): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 832,458; shared voting power 0; sole dispositive power 832,458; shared dispositive power 0; aggregate amount beneficially owned 832,458 (9.48% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The OLB Group, Inc.
Address of issuer's principal executive offices: 1120 Avenue of the Americas,, 4th Floor, New York, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: The person filing this statement is Patrick Smith (the "Reporting Person").
Residence or business address: The address of the Reporting Person is c/o The OLB Group, Inc., 1120 Avenue of the Americas, 4th Floor, New York, NY 10036.
Present principal occupation or employment: The Reporting Person is Vice President, Finance of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Note that in 2019, the issuer effected a one-for-thirty reverse stock split, and in 2024, a one-for-ten reverse stock split of its Common Stock. All share amounts and exercise prices reported herein reflect both splits. In addition, the following transactions have occurred:

(a) On June 2, 2025, pursuant to a unanimous written consent of the Board of Directors, the Reporting Person acquired 730,059 shares of Common Stock from the issuer's treasury in satisfaction of outstanding liabilities, debt financing, accrued interest, and bonuses in lieu of cash, at a fair market value of $1.31 per share (based on the average closing price over the prior 60 trading days). No cash consideration was paid by the Reporting Person for these shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

All acquisitions by the Reporting Person of Common Stock reported herein were (a) for the purpose of providing the Issuer with working capital, and (b) for investment purposes.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D other than as a member of the Issuer's Board of Directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to be the beneficial owner of 832,458 shares of Common Stock. This amount constitutes approximately 9.48% of the Common Stock of the Company, based upon 8,780,749 shares of Common Stock issued and outstanding as of June 02, 2025, as reported by the issuer to the Reporting Person (as adjusted to reflect the June 2, 2025, issuance from treasury of 730,059 shares to the Reporting Person and 4,685,029 shares to another individual).

The Reporting Person has the sole power to vote and dispose of all of these shares. The cover page to this Schedule 13D for the Reporting Person is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person may be deemed to be the beneficial owner of 832,458 shares of Common Stock. This amount constitutes approximately 9.48% of the Common Stock of the Company, based upon 8,780,749 shares of Common Stock issued and outstanding as of June 02, 2025, as reported by the issuer to the Reporting Person (as adjusted to reflect the June 2, 2025, issuance from treasury of 730,059 shares to the Reporting Person and 4,685,029 shares to another individual).

The Reporting Person has the sole power to vote and dispose of all of these shares. The cover page to this Schedule 13D for the Reporting Person is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: The following transactions in the issuer's securities were effected by the Reporting Person within the past 60 days: On June 2, 2025, the Reporting Person acquired 730,059 shares of Common Stock through conversion of outstanding liabilities, debt, interest, and bonuses at $1.31 per share, and no cash consideration was paid. No other transactions occurred in this period.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In addition to any arrangements described in the Company's Annual Report on Form 10-K filed on April 15, 2025, on June 2, 2025, the acquisition of 730,059 shares of Common Stock from the issuer's treasury by the Reporting Person was authorized pursuant to a unanimous written consent of the Board of Directors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Patrick Smith: /s/ Patrick Smith, Patrick Smith (08/04/2025)